Exhibit 5.1

March 30, 2015

Harvard Apparatus Regenerative Technology, Inc.

84 October Hill Road, Suite 11

Holliston, Massachusetts 01746

Re:	Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

We have assisted in the preparation of a Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to an aggregate of 640,000 shares of common stock, $0.01 par value per share (the “Shares”), of Harvard Apparatus Regenerative Technology, Inc., a Delaware corporation (the “Company”), issuable under the Company’s 2013 Equity Incentive Plan (the “Plan”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion expressed below. We have relied, without independent verification, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

The opinion expressed below is limited to the General Corporation Law of the State of Delaware.

For purposes of the opinion expressed below, we have assumed that a sufficient number of authorized but unissued shares of the Company’s common stock will be available for issuance when the Shares are issued.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

BURNS & LEVINSON LLP

/s/ BURNS & LEVINSON LLP